Exhibit 99.1

Correvio Announces Outcome Of FDA Advisory Committee Meeting Reviewing Brinavess™ For The Treatment Of Recent Onset Atrial Fibrillation

NASDAQ: CORV    TSX: CORV

VANCOUVER, Dec. 10, 2019 /CNW/ - Correvio Pharma Corp. (NASDAQ: CORV) (TSX: CORV), a specialty pharmaceutical company focused on commercializing hospital drugs, today announced that the U.S. Food and Drug Administration (FDA) Cardiovascular and Renal Drugs Advisory Committee (CRDAC) met to review the Company's New Drug Application (NDA) seeking approval for Brinavess.  The Committee jointly voted that the benefit-risk profile was not adequate to support approval (Vote: 2 Yes to 11 No).  Brinavess is Correvio's anti-arrhythmic drug that is currently under review by the FDA for the rapid conversion of recent onset atrial fibrillation (AF) in adult patients.  While the FDA is not required to follow the committee's vote, the agency considers the committee's recommendations when making its decision.  Correvio's NDA seeking approval for Brinavess is under review by the FDA with a target action date of December 24, 2019 under the Prescription Drug User-Fee Act (PDUFA).

"We are disappointed with today's outcome because we believe in the strength of the data we presented today for Brinavess," said Mark H.N. Corrigan, MD, Chief Executive Officer of Correvio. "The treatment landscape is currently missing a rapid, efficacious and well tolerated option to treat patients with recent onset atrial fibrillation and we believe Brinavess has the potential to fill that unmet medical need.  We remain confident in the safety and efficacy of the agent in the countries where it is approved and currently marketed."

The CRDAC is an independent panel of experts that evaluates data concerning the efficacy and safety of marketed and investigational products for use in the treatment of cardiovascular and renal diseases and makes appropriate recommendations to the FDA.  Although the FDA will consider the recommendation of the panel, the final decision regarding the approval of the product is made by the FDA solely, and the recommendations by the panel are non-binding.

The Brinavess NDA is supported by data from SPECTRUM, a post-authorization safety study that was conducted in Europe which evaluated 1,778 unique patients across a total of 2,009 treatment episodes following administration of Brinavess.  The SPECTRUM data demonstrated that treatment with Brinavess successfully converted 70.2% of those treated AF patients into normal sinus rhythm.  In addition, treatment with Brinavess showed a median time to conversion of 12 minutes from the start of the first infusion among patients who successfully converted.  The cumulative incidence of health outcomes of interest (defined as significant hypotension, ventricular arrhythmia, atrial flutter, or bradycardia) was reported in less than 1% of patients.  Twenty-eight serious adverse events were reported in 26 of the 1,778 patients, with no deaths and no torsades de pointes reported in the study.  In addition to SPECTRUM, the Brinavess NDA is supported by nine Phase 3 and Phase 2 clinical trials and over eight years of post-marketing experience in approximately 50,000 treatment patients worldwide.  Brinavess has received marketing authorizations in 41 countries outside the U.S.

About Atrial Fibrillation

Atrial fibrillation (also known as AFib or AF) is a supraventricular tachyarrhythmia with uncoordinated atrial activation resulting in ineffective atrial contraction and if left untreated, structural and/or electrophysiological atrial tissue abnormalities.1 AF is a common cardiac rhythm disturbance that increases in prevalence with advancing age.1 According to the American Heart Association, estimates of the prevalence of AF in the U.S. ranged from 2.7 million to 6.1 million in 2010, and is expected to rise to 12 million in 2030.2

There are two strategies to manage AF, namely, rhythm- or rate-control. A rhythm-control strategy may be used in patients who are severely compromised, remain symptomatic despite adequate rate control, when adequate rate control is difficult to achieve, when long term rhythm control therapy is preferred, younger patient age, presence of tachycardia-mediated cardiomyopathy, and first episode of AF.1,3 Early intervention with a rhythm-control strategy to prevent progression of AF may be particularly beneficial to the AF patient.1

About Brinavess™

Brinavess (vernakalant HCl, IV) is an antiarrhythmic drug that acts preferentially in the atria by prolonging atrial refractoriness and slowing impulse conduction in a rate-dependent fashion. Brinavess is approved for marketing in Europe, Canada and several other countries worldwide. In Europe, it is approved for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: 1) for non-surgery patients: atrial fibrillation < 7 days duration; and 2) for post-cardiac surgery patients: atrial fibrillation <3 days duration. Vernakalant IV is not approved for use in the United States.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

References

1.	January CT et al. 2014 AHA/ACC /HRS guideline for the management of patients with atrial fibrillation. J AM Coll Cardiol. 2014;34:e1-e76.
2.	Benjamin EJ et al. Heart Disease and Stroke Statistics-2019 Update: A Report From the American Heart Association. Circulation. 2019 Mar 5;139(10):e56-e528.
3.	Camm AJ et al. Guidelines for the management of atrial fibrillation, The Task Force for the Management of Atrial Fibrillation of the European Society of Cardiology (ESC). Eur Heart J. 2010;31:2369-2429.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or "forward-looking information" under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "look forward to" and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to the approval of Brinavess by the FDA and the timing of any such approval. In particular, no statement herein should be understood to mean: (i) that the FDA will find our underlying clinical trial data to be acceptable; (ii) that the FDA will find our manufacturing sites acceptable and validate them; or (iii) that, in the event the FDA approves the Company's NDA, it will require substantive Risk Evaluation and Mitigation Strategies (REMS) and/or substantively limit the product label. Furthermore, the timing of any action by the FDA and possible regulatory paths forward cannot be guaranteed, in that, for example: (i) the FDA may miss its own required deadlines (including the target action date assigned under the Prescription Drug User-Fee Act, or "PDUFA"); and (ii) the FDA may require further information or additional clinical studies. Finally, no statement provided herein should be understood to provide an estimate of the market potential for Brinavess in the United States.

A detailed discussion of the risks and uncertainties facing Correvio are discussed in the annual report and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. In particular, we direct your attention to Correvio's Annual Report on Form 40-F for the year ended December 31, 2018 and its quarterly report filed November 14, 2019 for the third quarter of 2019. All of the risks and certainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess™ are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Trevyent® is a trademark of SteadyMed Ltd., a subsidiary of United Therapeutics Corporation and used under license.
All other trademarks are the property of their respective owners.

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SOURCE Correvio Pharma Corp

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For further information: Justin Renz, President & CFO, Correvio Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@correvio.com; Argot Partners, Michelle Carroll/Claudia Styslinger, 212.600.1902, michelle@argotpartners.com, claudia@argotpartners.com

CO: Correvio Pharma Corp

CNW 16:38e 10-DEC-19